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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

World Heart Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

980905202

(CUSIP Number)

ABIOMED, Inc.

Attn: General Counsel

22 Cherry Hill Drive

Danvers, MA 01923

(978) 646-1400

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

(617) 832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 980905202	13D	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABIOMED, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,731,666
8. Shared Voting Power
9. Sole Dispositive Power 2,731,666
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 20.6%
14.	Type of Reporting Person (See Instructions) CO

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 980905202	Page 3 of 4

The following constitutes Amendment No. 3 to the Schedule 13D originally filed by ABIOMED, Inc., a corporation organized under the laws of the State of Delaware (the “Reporting Person”) on December 11, 2007 with respect to its acquisition of shares of common stock, no par value (the “Common Shares”) of World Heart Corp., a Canadian corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended) as specifically set forth herein. The purpose of this Amendment is to reflect the disposition by the Reporting Person of 135,000. The share amounts set forth in this Amendment reflect a 30-for-1 reverse stock split with respect to the Common Shares, which was completed on October 27, 2008.

Item 5.	Interest in Securities of the Issuer

(a) In the aggregate, the Reporting Person beneficially owns 2,731,666 Common Shares. The Issuer’s Form 10-Q for the quarter ended September 30, 2008 reported that 13,253,964 Common Shares were outstanding as of November 4, 2008. Based on this number, the Common Shares beneficially owned by the Reporting Person constitute approximately 20.6% of the outstanding Common Shares.

(b) The Reporting Person has sole voting and dispositive power with respect to the Common Shares reported in this Schedule 13D.

(c) N/A

(d) On December 16, 2008, the Reporting Person sold 135,000 Common Shares in a privately negotiated transaction at a price of $2.35 per share.

(e) N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 22, 2008

ABIOMED, INC.

By:	/s/ Michael R. Minogue
Michael R. Minogue President and Chief Executive Officer